SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of March, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: March 31, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer

4Q08 PRESS RELEASE

Solid partnerships and a track record of good performance
sustain strong pulp sales volume in 2008

Key Indicators (in US$ millions)	4Q08	3Q08	Change % 4Q08/3Q08	4Q07	Change% 4Q08/4Q07	2008	2007
Net Revenues	288	362	-20%	349	-17%	1,366	1,333
Domestic	158	211	-25%	187	-16%	721	709
Exports	130	150	-13%	162	-20%	645	624
EBITDA	80	99	-19%	99	-19%	421	436
% EBITDA margin	28%	27%	-	28%	-	31%	33%
Net Income (Loss)	(347)	(267)	-23%	166	-309%	(405)	1,221
EPS[1] US$	(1.72)	(1.33)	-23%	0.81	-310%	(2.01)	5.98
Pulp Sales, ´000 tons	298	268	11%	304	-2%	1,201	1,098
% Exports	77%	73%	-	73%	-	76%	79%
Paper Sales, ´000 tons	107	110	-3%	106	1%	391	499
% Domestic Market	89%	90%	-	85%	-	88%	81%
(1) Earnings per share (Net Income/ (Loss) US$ millions / total outstanding ex-treasury shares).

Market Value
R$ 2,3 billion
US$ 977 million

Daily Volume (4Q08)
Bovespa R$10,7 million
NYSE: US$8,8 million

Price per share
(March 27 2009)
VCPA4 = R$11,24
VCP ADR = US$4,85

Number of shares
Common = 105,702,452
Preferred = 95,658,964
Total = 201,361,416

Investor Relations
Paulo Prignolato - CFO & IR
Gustavo Barreira - Manager
Mara Dias - Consultant
Anna Laura Linkewitsch -
Analyst

Phone: +55 11 2138 4287/ 4168/ 4361
Fax: +55 11 2138 4066

ir@vcp.com.br
www.vcp.com.br

4Q08 Highlights

✓
Pulp: December was driven by strong demand from China, where buyers traditionally increase volume of orders in anticipation of the Chinese New Year. This contributed to a decline of 4 days in global pulp producer inventories at the end of 2008 to 46 days[1].

✓
The effect of Chinese purchases kept pulp prices stable whereas, similar to most commodities, declines had been seen since September with the worsening of the global financial crisis. Local currency devaluation and the impact on costs offset partially the 26% lower pulp prices in US Dollar. In Reais, pulp prices rose 3% in 4Q08 vs 3Q08.

✓	Pulp sales volume was 298,000 tonnes in 4Q08 (5% above guidance), allowing VCP to reach its goal of 1.2 million tonnes in 2008, as expected by the Company since the beginning of the year.

✓
Paper: Annual sales volume was also above expectations. In 4Q08 VCP sold 107,000 tonnes (2% above Guidance), totaling 391,000 tons in 2008, or 3% above VCP’s  estimates. In Reais, average price was 6% above 3Q08 due to the price increase across all grades and from the higher percentage of special papers in the paper sales mix. In US dollars, average price was 22% lower due to local currency depreciation. In the other hand, the FX depreciation allowed better export prices.

✓
4Q08 EBITDA totaled U$80 million, 19% below 3Q08 with higher sales volume but lower pulp prices in US Dollars. Margin was 28% vs. 27% in the prior quarter. In the full year, EBITDA reached US$421 millions, with a margin of 31%.

✓
Negative financial result of US$393 million in 4Q08, mainly as a consequence of accounting effects of foreign exchange devaluation on debt denominated in US Dollars at the end of the quarter and financial expenses of m-t-m of derivatives. The R$/US$ exchange rate rose from R$1.9143 to R$2.3370. This effect does not represent an immediate full cash impact since the average term of the debt is 3.5 years.

✓
Growth: Horizonte Project, in the city of Três Lagoas-MS is ready to begin operations. VCP anticipated the start-up date from May to the end of March, with estimated production of 730,000 tonnes in 2009, of which we intend to sell 600,000 in the same year. In 2010 the project should run at 100% of its capacity.

4th quarter of 2008 (4Q08) - VOTORANTIM CELULOSE E PAPEL S.A. - The company’s operating and financial information, except otherwise stated, are presented based on consolidated figures and expressed in Reais, as per the requirements of the Corporation Law. The Financial Statements of Aracruz Celulose S.A. (12.35% interest) are not proportionally consolidated though, and their results are recognized by equity adjustment in this report, except where otherwise stated. Likewise, the results of the interest in Ahlstrom VCP Indústria de Papéis S.A. (“JV”) before the sale of VCP’s interest in August 2008 and Ripasa S.A. Celulose e Papel (50%) up to the consortium formation have also been recognized by equity adjustment.

1 Pulp and Paper Products Council (PPPC)

1/ 17

4Q08 PRESS RELEASE

Net Sales and Total Sales Volume

Volume

✓
Despite the commercial stoppage at Jacarei in November 2008 to adjust inventory, VCP reached its guidance for pulp volume sales for the year and exceeded by 3%, or 11 thousand tonnes, its paper sales volume. Together, pulp and paper totaled 1,591,000 tonnes in 2008, stable when compared to 2007. The 22% decline in paper sales volume was a consequence of divestments of paper assets in the first half of 2007, and was offset by a 9% increase in pulp sales due to pulp formerly destined to paper production that became “market pulp”;

✓	In 4Q08, paper sales volumes were stable while pulp volumes grew. The combined volume of paper plus pulp totaled 405,000 tonnes representing the following comparisons:

•	7% above 3Q08, caused by an 11% increase in pulp volume sold and a 2% decline in paper sales;

•	1% below 4Q07, with a 2% decline in pulp sales and a 1% increase in paper sales;

✓	In 4Q08, exports totaled 59% of total sales volume, compared to 55% in 3Q08 and 58% in 4Q07.

Revenue

✓	Net revenue reached US$288 million in 4Q08:

•
20% below 3Q08. Average prices in Reais rose 3% and 6%, respectively for pulp and paper, but average prices in US Dollars saw a decline in 22% for paper prices due to the effect of the fx depreciation (please refer to the specific topics “Paper”) and 26% for pulp prices due to macroeconomic market conditions;

•
17% below 4Q07, with a slight variation in the sales volumes of paper, +1%, and pulp, -2%, and a decline on average prices in US Dollar of 19% (pulp) and 15% (paper), while prices in Reais for both businesses increased: pulp +5% and paper +8%;

•
In the full year, net revenues of US$1,366 millions were 2.5% higher than 2007 influenced by higher pulp volumes and prices, 9% and 8%, respectively, and better mix of paper that, together with lower FX rate (average of the year), increased 12% the average price in US dollars;

✓
In 4Q08, exports accounted for 45% of revenue, compared to 41% in 3Q08 and 46% in 4Q07. Approximately 57% of VCP’s revenues were linked to the US dollar since pulp prices in the local market are indexed to international prices. Year-to-date, revenue linked to dollars was nearly 60% of revenue, about R$1.5 billion (US$820 million), confirming VCP’s ability to generate revenue in a strong currency.

2/ 17

4Q08 PRESS RELEASE

Pulp

✓
Regardless the unfavorable macroeconomic scenario in the global financial markets and consequent decline in paper demand, pulp sales in the last months of the year followed the historical behavior when they are traditionally strong, driven by several cyclical factors. One of them is the typical inventory build up for the Chinese New Year. According to data from PPPC, in December 2008, shipments to China surpassed the previous volume record achieved in December 2007 by 50%, reaching 907,000 tonnes. Demand for market pulp in China ended 2008 14% above the prior year;

✓
World demand for chemically bleached pulp, however, remained practically stable in 2008 vs. 2007, though long fiber (BSKP) fell approximately 3% while short fiber (BHKP) raised 4% and eucalyptus pulp (BEKP) increased 12%;

✓	Another fundamental that drove sales during the year-end period was the fact that buyers sought to meet contract quantities to guarantee better terms in future negotiations with pulp suppliers;

✓
World pulp producers inventories of short fiber material ended the year at 53 days, above the 32 days observed in December 2007, but below the 59 and 60 days witnessed in October and November 2008, respectively;

✓	VCP’s pulp sales volume reached 298,000 tonnes in 4Q08, 5% above the guidance published on December 19, 2008, and:

•
11% above 3Q08, despite the commercial production stoppage to adjust inventories in the beginning of November that reduced the production volume at Jacareí mill by 27,000 tonnes. In 3Q08 VCP had also stopped production for annual maintenance, reducing production levels by 33,000 tones;

•	2% below 4Q07 with prices 19% lower in US dollars;

•
In the full year, sales volume rose 9%, to 1,201 thousand tonnes, due to good performance of our formerly integrated pulp facilities that became producing market pulp due to the prior period’s divestiture of paper-producing assets;

✓
On 2008, the average price in Reais remained stable rising 0.5% but increased 8% in USD, despite the decrease observed in the last months of the year. The increase in pulp prices in US dollar terms in the first half of 2008 offset the exchange rate variance throughout the period and the impact on costs. This trend reversed in the second half, when we saw pulp prices decline in US dollar terms, offset by the significant depreciation of the Real against the US dollar beginning in September.

3/ 17

4Q08 PRESS RELEASE

✓	In 4Q08, pulp net revenue totaled US$153 million:

•	17% below 3Q08, with higher volumes but with average prices were 3% higher in Reais but 26% lower in US Dollars;

•	20% below 4Q07 with a decline of 2% in volume sold, and 19% lower average prices in US Dollars;

✓	Exports represented 77% of pulp volume sold and 78% of pulp revenues in 4Q08;

✓	In 2009, VCP expects to reach sales of 1.8 million tonnes of market pulp, with the start up of the Horizonte Project (please refer to the “Strategy Outlook” section).

Cash Cost

✓	In 4Q08, cash cost fell 37% when compared to 3Q08;

✓
In addition to the programmed maintenance stoppage in the prior quarter, which elevated costs by US$35/t in the period, the improved industrial performance in 4Q08 contributed to lower steam consumption and greater availability of black liquor, thereby reducing the need for alternative fuels (oil and natural gas). This operating stability alone was responsible for a reduction in cash cost of US$7/t;

✓
Productivity gains and the commercial stoppage reduced the consumption of inputs and more than offset the higher caustic soda and chlorine dioxide prices in 4Q08, responsible for approximately 35% of chemical costs. Prices of the former were stable in US dollar terms and prices of the latter rose 9% in reais, but was offset by the depreciation of local currency when analyzed in US dollar, with a perspective of decline in 1Q09 due to a decline in electric energy and sulfuric acid prices;

✓
In Jacareí, there was a decline of approximately 3% in the cost of wood in Reais as an improved yield that together contributed to a reduction of US$3/t in our cash cost, not considering the effects of the FX variation;

✓	Due to the afore-mentioned factors, our cash cost in 4Q08 was US$238/t, in line with the Guidance published on December 19, 2008;

✓
Perspective 2009: Horizonte Project: The start-up of operations was anticipated from May to March 30th and will have a positive effect on VCP’s average cash costs in 2009. Starting up the plant sooner raised our expectations for production volume from 669 to 730 thousand tonnes in 2009 and, following the learning curve, the mill will reach full capacity of 1.3 million tonnes in 2010. The differential characteristics of the project, such as logistics and technology should yield pulp production with a cash cost approximately 15% to 20% below current levels, as previously disclosed (please refer to the item “Strategy Outlook”).

4/ 17

4Q08 PRESS RELEASE

PAPER

✓	Paper sales volume totaled 107,000 tonnes in the quarter, in line with expectations. Volume was 3% below 3Q08 and stable when compared to 4Q07;

✓
Revenues from paper business in 4Q08 were 24% below that of 3Q08 mainly because of a 22% price decrease in US Dollars and 6% increase in Reais. When compared to 4Q07, revenue was 14% lower, mainly due to a 15% price decrease in US Dollars (8% in local currency);

✓
In full year 2008, VCP’s sales volume reached 391 thousand tonnes of paper, 3% above the guidance for the period. The 22% decline in volume when compared to 2007 is explained by the divestitures (sale of remainder portion of joint venture with Ahlstrom in Jacareí) and asset swap (Luiz Antonio unit for the Horizonte Project) with International Paper. Accordingly, P&W volumes, couche and cut size are not comparable. In the case of carbonless and thermal, sales volume increased 6%, with perspectives of new growth in 2009 when the new coater at the Piracicaba plant will be running at full capacity;

✓
In 2008, the Company maintained its relevant market share in the coated and uncoated paper segments and increased its share in the specialty paper segment (thermal and carbonless). In reference to VCP’s sales mix, uncoated fell as a percentage of our total portfolio, falling from 48% in 2007 to 42% in line with VCP strategy to participate selectively in higher value-added paper markets;

✓
The sales mix in the last quarter of the year was similar to that of the prior quarter. Coated and special papers represented 56% of our sales volume versus 57% in 3Q08, while uncoated paper represented 44% versus 43% previously;

✓	For 2009 we maintain our sales projection of 380,000 tonnes with no new capacity investments.

5/ 17

4Q08 PRESS RELEASE

RESULTS ANALYSIS

✓
Beginning October 1st, 2008 when Conpacel received the approval to operate as a consortium, VCP started to consolidate financial results of the unit in the proportion of its ownership. Except where otherwise mentioned, the figures presented here proportionally consolidate Conpacel based on VCP’s share of the investment.

EBITDA

✓	EBITDA in 4Q08 totaled US$80 million and 28% margin, against 27% in the 3Q08;

✓
EBITDA was 19% below the previous quarter in nominal terms due to a decrease in average prices of 26% in the quarter, partially offset by an increase of 7% in volumes sold and 10% decrease in international logistic expenses. When compared to 4Q07, EBITDA decreased 19% in value, due to 16% lower average prices and a 1% decline in volume sold;

✓	As mentioned in our Guidance, general and administrative expenses were impacted by non-recurring corporate restructuring disbursements and provisions in the amount of about US$2.4 million;

✓
For the twelve months, EBITDA totaled US$421 million with a margin of 31%, below the 33% margin in 2007 mainly explained by the inflation on chemical inputs during the year, for instance chlorine dioxide and caustic soda.

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4Q08 PRESS RELEASE

FINANCIAL RESULTS

Foreign Exchange Losses on US Dollar Denominated Debt

✓
VCP, as an exporter (60% of revenue indexed to US Dollars), maintains most part of its bank debt denominated in US dollars thereby seeking to balance the foreign exchange exposure of the debt to cash receivables in the same currency;

✓
VCP export profile is a natural hedge against foreign exchange variations on debt, since VCP may have annual sales indexed to US Dollars of approximately US$1.2 billion with the additional capacity of Horizonte in 2009, equivalent to revenues of US$4.2 billion over 3.5 years, which represents the average term of our debt. This prospective revenue is two times higher than our current level of net debt. In 2010, Horizonte will be operating at full capacity, allowing VCP to sell an additional 700 thousand tons of pulp, that will increase the annual exports of the company.

✓	Additionally, as part of the strategy to hedge the company’s exposure, on 12/31/2008, VCP held approximately US$92 million in investments indexed to the US Dollar;

✓
The impact of foreign exchange loss on debt in the 4Q08 was US$257 million. It is important to mention that this amount does not represent an immediate cash call but the accounting effect of local currency depreciation on VCP debt. This expense does not need to be amortized immediately. Each contract follow the amortization schedule agreed on the clauses;

Derivatives

✓
Derivatives are used by the company as a risk management instrument with the objective of protecting its cash flow from foreign exchange fluctuations. VCP’s internal policy permits the company to utilize derivatives instruments within the limit of a maximum notional value of 80% of free operating cash flow in US dollars, meaning cash flow generation denominated in US dollars after the payment of costs, expenses, and other financial obligations in the same currency;

✓	On 12/31/2008, VCP held notional liquid positions that totaled 17% of operating cash flow in US dollars, therefore, well within the limits of its internal policy;

✓
During times when there is a significant devaluation of the Real and consequent impact on short currency positions, VCP has cash flow sufficient to cover the negative adjustments on derivatives. Any possible foreign exchange loss is offset by the gains on revenues. These operations are not speculative;

✓
Derivatives protect future cash flows. Their maturities spread are over several periods. Meanwhile, for accounting purposes, amounts are marked to market at the close of each period reflecting the positive or negative effect of the foreign exchange variation of the instrument as of that date, although the cash impact will be only on the maturity date. Derivatives carried by VCP are not subject to the so-called cash adjustment margin;

✓
In the 4Q08, financial expenses generated from marking VCP’s financial instruments to market at 12/31/2008 were US$92 million, whereas the cash effect was negative in US$63 million (protection of cash flow + hedge that was negotiated with JP Morgan to acquire the common shares of Aracruz Celulose S.A.).

✓
For the full year, net mark-to-market expense was US$169 million. The cash effect was US$52 million. It is note worthy mentioning that these operations were offset by an increase in revenue in local currency from foreign exchange devaluation;

✓	Our net position (short) in Non Deliverable Forwards / TARNs and swaps on 12/31/2008 was:

7/ 17

4Q08 PRESS RELEASE

			Notional per Month	Notional	Financial Impact 31/12/08 (US$M)
	Instrument	Maturity	(US$M)	Total (US$M)	Fair Value	Cash
	Target Forward	Jan 09 a Set 09	16	(126)
Cash Flow Hedge	NDF	jan/10	0	(24)	(75)
	Total		7 a 16	(150)

	Swap Libor x CDI	jun/10	0	50
	Swap CDI x Dólar	dez/09	0	(150)		(63)
Debt Hedge	Swap Pré x CDI	nov/09	0	100
	Swap Duplo Ativo	jan/09	0	6	(24)
	Swap Yen x Dólar	jan/14	0	(45)
	Subtotal			(39)
TOTAL US$M					(99)	(63)

✓
The notional volume of derivatives to protect our cash flow represented about 11% of monthly net sales in US dollars, demonstrating that the company’s policy regarding this matter is conservative and adequate for the Company’s needs;

NET INCOME

✓
As a result of the above mentioned effects on the financial result and from the equity loss on our investment in Aracruz, negative in US$109 million, the net result in the quarter was a negative US$347 million against a loss of US$268 million in 3Q08.

(*) Interest on loan and other financial income
(**) Depreciation / depletion and other

8/ 17

4Q08 PRESS RELEASE

CAPEX

CAPEX (US$ milIion)	4Q08	3Q08	2Q08	1Q08	Total 2008
Expansion Projects	225	83	29	26	363
Modernization	2	3	4	3	12
Forests	43	55	81	43	222
. São Paulo	13	17	26	15	71
. Rio Grande do Sul	15	9	13	11	48
. Três Lagoas (MS)	15	29	42	17	103
Maintainance, IT, others	9	10	8	8	35
TOTAL VCP	279	150	122	80	631
50% of Conpacel*	12	12	11	11	46
TOTAL VCP + 50% Conpacel	291	162	133	91	677
Note: the chart does not consider VCP-MS financial income and leasing

➢	VCP invested US$291 million in 4Q08, distributed as:

•	15% in the forestry sector: land acquisition, forest maintenance and infrastructure;

•	77% in expansion: almost all related to the Horizonte Project;

•	1% modernization and maintenance: Research and Development, and others;

•	Due to our participation in Conpacel, another US$12 million was added to the quarter’s total;

➢	During the year, CAPEX totaled US$677 million:

•	54% in expansion projects, as follows: 49% in Horizonte Project (Três Lagoas-MS), 5% in the new PC3 coater (Piracicaba- SP) and others;

•	33% in forestry base formation in SP, MS and RS;

•	7% in modernization, maintenance, R&D, environment and others;

•	7% in many projects of Conpacel consortium.

9/ 17

4Q08 PRESS RELEASE

NET DEBT

➢
Retrospect: When VCP concluded the asset swap with International Paper in 2007, the Horizonte Project, in the city of Três Lagoas had an estimated production capacity of 900,000 tones of pulp, which was then increased by VCP to 1.3 million tonnes. To implement the capacity increase, additional investments were necessary of about US$600 million. Therefore, the volume of debt increased in 4Q08 in order to finance the conclusion of the project.

➢	Thus, as expected, the additional debt in the 4Q08 related to the expansion of Horizonte plus sustaining of the existing units was approximately US$291 million;

➢
In addition to that, the intensified FX depreciation in 4Q08 (22% on 3Q08) has elevated the company’s indebtness by US$257 million. It’s important to highlight that this amount doesn’t bring immediate obligations to VCP. The debt amortization flow continues to follow the terms agreed, when the cash flow in US Dollar will benefit from the FX variation effects by reducing costs in Reais;

➢	Thus, net debt at the end of 4Q08 was US$1.863 billion;

➢
The leverage growth was foreseen, respecting the schedule of investments and expansion by VCP. The company reached the conclusion of Project Horizonte construction, therefore starting the cash generation by mid-May, according to the commercial and logistics timetable for its production.

➢	The focus of VCP’s management team will be on the reduction of indebtedness, maintaining cost discipline and following the learning curve at Horizonte.

➢	The debt amortization profile, concentrated in the long term, permits cash flows to cover the maturity of the Company’s expansion projects;

Gross debt amortization profile *	2009	2010	2011	2012	2013	From 2014 on
US$ million	927	196	180	225	169	390
* derivative amortization flow not considered

Net Debt US$ million	4Q08	3Q08	4Q07
TOTAL GROSS DEBT	2,087	1,871	1,564
R$	238	148	190
USD	1,849	1,723	1,374
Cost of debt p.y	6.05%	4.81%	6.27%
Duration	3.44	3.70	4.61
% short term portion	44%	39%	20%
TOTAL CASH*	224	387	736
R$	130	292	460
USD	94	94	276
% short term portion	99%	100%	100%
NET DEBT VCP	1,863	1,484	828
(+) 50% Net debt Conpacel	-	-	115
NET DEBT CONSOLIDATED *	1,863	1,484	943
(*) Net of derivatives amount

➢
Subsequent event: In the context of the Aracruz acquisition, our controlling shareholder, VID, and the BNDES have indicated that they intend to participate in VCP's private capital increase by together subscribing at least R$3.2 billion in new shares to be issued by VCP. On the other hand, the sellers of Aracruz common shares will be paid the nominal amount of R$1.5 billion in 2009, with the remainder of the purchase price of their Aracruz common shares to be amortized throughout 2010 and 2011. It isimportant to point out that VCP has tried to structure the Aracruz acquisition so as to seek to preserve VCP’s short term liquidity.

10/ 17

4Q08 PRESS RELEASE

* Operating Cash Flow: EBITDA + WC variation
** Financial expense incurred
*** Capex sustaining + Expansion

STRATEGY OUTLOOK

The year of 2008 was marked by ambiguity between its two halves. In the first semester, the world economy was basking in the accelerated growth rhythm of 2007, increasing demand for commodities, financial liquidity and the optimism for 2008. The financial crisis that began in mid-September broke the expansion cycle and industry was forced to adapt to the new macroeconomic scenario. Even so, VCP has many reasons to celebrate its diverse achievements in 2008.

In the sustainability area, VCP was invited for the first time to apply for the Dow Jones Sustainability Index (DJSI) and in the first half was selected to participate in the index, one of 8 Brazilian companies in the index. Of a total of 35 Brazilian companies invited, VCP was the only one to join the index for the first time. Also, we renewed our participation in the Corporate Sustainability Index (ISE) of the Bovespa, where we have participated since it’s creation in 2005.

VCP moved forward determined in its strategy to become a company focused on pulp with a selective presence in the higher value-added paper market. In organic growth, VCP made great strides in the construction of the Horizonte Project, maintained its budget discipline and was able to finish the project construction one full month early. The Horizonte Project is a reason for the Company to be proud of the operating characteristics that make it one of the most competitive in the world, showing VCP’s capacity to deliver on its commitments to the market. The project will begin operations on March 30, 2009 and, despite the global crisis, we are confident in the capacity of VCP to sell the additional volume of pulp produced, at a cost approximately 15-20% below our current costs at the Jacareí mill.

Even with ambitious plans for organic growth, that are also advancing in the State of Rio Grande do Sul, in August 2008 VCP announced that its controlling shareholder, Votorantim Industrial, reached an agreement to purchase the common shares of Aracruz belonging to the Lorentzen family. This purchase, temporarily interrupted until problems with derivatives at Aracruz could be solved, took place in January 2009. Later, in March 2009, the Safra family also announced the sale of its common shares of Aracruz, allowing VCP to control an aggregate production capacity of 5.8 million tonnes.

Among the many challenges VCP will face in 2009, the largest one will be integrating the operations of VCP and Aracruz and seek growth opportunities for the restructured company, according to market conditions.

11/ 17

4Q08 PRESS RELEASE

CAPITAL MARKETS

In 4Q08, the Bovespa Index devaluated by 25% against a devaluation of 38% of VCPA4. 83,000 transactions were conducted in 4Q08, involving approximately 36 million of VCP’s preferred shares on Bovespa.

The daily average traded volume in 4Q08 was approximately US$14 million, 65% of which took place on the NYSE (US$9 million), and 35% on Bovespa (R$11 million), which together accounted for 0.8% of Ibovespa’s volume. VCPA4 has a 0.62% share of Ibovespa (theoretical portfolio for the 4-month period ended in December 2008) and a 0.84% share of the ISE (theoretical portfolio from December 2008).

On the New York Stock Exchange (NYSE), VCP’s ADRs Level III depreciated 49% in 4Q08, against 20% depreciation in the Dow Jones index. Bloomberg Paper & Forest Index Europe (BEUFRST) depreciated 27%, and Bloomberg Paper & Forest Index US (BUSFRST) depreciated 48% in the period.

Source: Economatica

EUCALYPTUS

Did you know?
Þ	Eucalyptus’ water consumption is lower than that of native forests (in mm/year):
Amazon: 1,500; Atlantic Rainforest: 1,200; Eucalyptus plantation: from 900 to 1,200

Culture/coverage Water use efficiency
Potato 1kg potatoes / 2,000 L
Corn 1kg corn / 1,000 L
Sugarcane 1kg sugarcane / 500 L
Eucalyptus 1kg wood / 350 L

Þ	Eucalyptus leaves retain less rainwater than tropical forest trees.

Þ
Tropical Forest trees have wider crowns. Consequently, in planted areas, a heavier rainfall volume goes straight to the soil, whereas in native tropical forests the rainwater retained in the tree crowns evaporates.

Þ	VCP preserves over 30% of the total planted area, promoting flora and fauna diversity, protecting water quality and ensuring the sustainability of planted areas

Þ
Eucalyptus helps minimize global warming. Planted trees are more efficient than many native trees in removing carbon dioxide (CO2) from the atmosphere, thus neutralizing the main cause of the greenhouse effect

Þ	Due to its cycle of approximately 7 years, eucalyptus causes less soil erosion and protects it longer than agriculture, which has annual cycles.

Source: “Guia do Eucalipto – Oportunidades para um Desenvolvimento Sustentável” (The Eucalyptus Guide – Opportunities to a Sustainable Development), the Brazilian Council for Biotechnology Information (www.cib.org.br), May 2008

12/ 17

4Q08 PRESS RELEASE

CONFERENCE CALLS & WEBCASTS

Portuguese April 2, 2009 8:30 a.m. (Brasília time) 9:30 a.m. (NY time) Phone.: +55 (11) 2188 0188 Replay: + 55 (11) 2188 0188 Code: VCP	English April 2, 2009 11:30 a.m. (Brasília time) 10:30 a.m. (NY time) Phone.: +1 (973) 935-8893 Participant code: 91114867 Replay: +1 (706) 645-9291 Replay code: 91114867- "1" start playback
Participants are requested to connect ten minutes prior to the time set for the conference calls.
A slide presentation will be available for viewing and downloading on the IR section of our website www.vcp.com.br.

Votorantim Celulose e Papel S.A. (VCP) is one of the largest pulp and paper producers in Brazil in terms of net revenues and total assets. It has integrated operations from forest to product distribution with a highly-efficient production cycle because it uses state-of-the-art technology for each process. VCP sells its products domestically and to more than 50 countries across five continents.

IMPORTANT

1. The statements contained in this release with respect to the Company’s business prospects, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, are subject to change.

2. With the objective of reconciling the statutory dates for filing the December 31, 2008 financial statements with the need to provide timely information to the market, as well as the demand on management time and attention to optimize the Company’s performance through:
- the implementation of cost and expense reduction programs and of measures to accelerate cash generation; and
- the conclusion of negotiations with counter-parties of the debt arising from losses on derivative transactions and of other debt covered by financial covenants;
The Company today publishes its Press Releases with the following information:
- in Brazilian reais in accordance with Brazilian GAAP, based on audited financial statements published on this date;
- and in US Dollars, in accordance with US GAAP, based on unaudited financial statements.

3. This notice is not an offer for sale of the securities in the United States. Any security referred to in this notice may not be sold in the United States absent registration or an exemption from registration. Any public offering of the securities mentioned in this notice will be made by means of a prospectus containing detailed information regarding the companies involved and their management, as well as their respective financial statements.

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4Q08 PRESS RELEASE

Annex I
Net Operating Revenues Variation
4th QTR 2008 X 3rd QTR  2008
	USGAAP
	Tons		Net Revenue - US$ 000		QoQ %
							Average
PRODUCTS	4Q08	3Q08	4Q08	3Q08	Tons	Revenue	Price
Paper
Domestic Sales
Uncoated	35.508	36.150	35.123	47.128	(1,8)	(25,5)	(24,1)
Coated	26.336	28.151	28.555	39.771	(6,4)	(28,2)	(23,3)
Special/Other	33.322	33.879	60.026	78.247	(1,6)	(23,3)	(22,0)
Total	95.166	98.180	123.704	165.146	(3,1)	(25,1)	(22,7)
Export Market
Uncoated	11.827	10.840	10.821	10.659	9,1	1,5	(7,0)
Coated	97	515	84	459	(81,2)	(81,7)	(2,8)
Special/Other	110	138	145	174	(20,3)	(16,7)	4,5
Total	12.034	11.493	11.050	11.292	4,7	(2,1)	(6,5)
Total Paper	107.201	109.673	134.754	176.438	(2,3)	(23,6)	(21,9)

Pulp
Domestic Sales	69.834	72.828	34.049	46.314	(4,1)	(26,5)	(23,3)
Export Market	227.763	194.784	118.864	138.869	16,9	(14,4)	(26,8)
Total	297.597	267.612	152.914	185.183	11,2	(17,4)	(25,7)

Total Domestic Sales	165.001	171.008	157.754	211.460	(3,5)	(25,4)	(22,7)
Total Export Market	239.798	206.277	129.914	150.161	16,3	(13,5)	(25,6)

TOTAL	404.798	377.285	287.668	361.621	7,3	(20,5)	(25,9)

Net Operating Revenues Variation
4th QTR 2008 X 4th QTR  2007
	USGAAP
	Tons		Net Revenue - US$ 000		QoQ %
							Average
PRODUCTS	4Q08	4Q07	4Q08	4Q07	Tons	Revenue	Price
Paper
Domestic Sales
Uncoated	35.508	33.988	35.123	42.478	4,5	(17,3)	(20,9)
Coated	26.336	24.608	28.555	31.453	7,0	(9,2)	(15,2)
Special/Other	33.322	31.695	60.026	68.514	5,1	(12,4)	(16,7)
Total	95.167	90.290	123.704	142.445	5,4	(13,2)	(17,6)

Export Market
Uncoated	11.827	12.954	10.821	11.898	(8,7)	(9,1)	(0,4)
Coated	97	2.897	84	2.521	(96,7)	(96,7)	(0,5)
Special/Other	110	118	145	156	(6,8)	(7,1)	(0,3)
Total	12.034	15.969	11.050	14.575	(24,6)	(24,2)	0,6
Total Paper	107.201	106.259	134.754	157.020	0,9	(14,2)	(14,9)

Pulp
Domestic Sales	69.834	81.784	34.049	44.851	(14,6)	(24,1)	(11,1)
Export Market	227.763	222.109	118.864	146.938	2,5	(19,1)	(21,1)
Total	297.597	303.893	152.914	191.789	(2,1)	(20,3)	(18,6)

Total Domestic Sales	165.002	172.075	157.754	187.296	(4,1)	(15,8)	(12,2)
Total Export Market	239.798	238.077	129.914	161.514	0,7	(19,6)	(20,1)

TOTAL	404.798	410.152	287.668	348.810	(1,3)	(17,5)	(16,4)

Net Operating Revenues Variation
2008 x 2007
	USGAAP
	Tons		Net Revenue - US$ 000		QoQ %
							Average
PRODUCTS	2008	2007	2008	2007	Tons	Revenue	Price
Paper
Domestic Sales	121.194	158.405	146.808	181.833	(23,5)	(19,3)	5,5
Uncoated	98.271	129.025	128.011	162.272	(23,8)	(21,1)	3,6
Coated	126.265	114.407	275.363	243.360	10,4	13,2	2,5
Special/Other	345.730	401.837	550.182	587.464	(14,0)	(6,3)	8,9
Total

Export Market	41.799	81.329	39.916	73.789	(48,6)	(45,9)	5,3
Uncoated	2.706	15.891	2.402	14.338	(83,0)	(83,2)	(1,6)
Coated	453	279	609	386	62,4	57,8	(2,8)
Special/Other	44.958	97.499	42.928	88.513	(53,9)	(51,5)	5,2
Total	390.688	499.336	593.110	675.976	(21,8)	(12,3)	12,1
Total Paper

Pulp
Domestic Sales	289.256	227.756	170.766	121.411	27,0	40,7	10,7
Export Market	911.511	869.897	602.600	535.277	4,8	12,6	7,4
Total	1.200.767	1.097.652	773.365	656.689	9,4	17,8	7,7

Total Domestic Sales	634.986	629.592	720.947	708.875	0,9	1,7	0,8
Total Export Market	956.469	967.396	645.528	623.790	(1,1)	3,5	4,7

TOTAL	1.591.455	1.596.988	1.366.475	1.332.665	(0,3)	2,5	2,9

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4Q08 PRESS RELEASE

Annex II

INCOME STATEMENT
US$ Million
	4Q08		3Q08		4Q07		Change
	US$	%	US$	%	US$	%	4Q08/3Q08	4Q08/4Q07
Net Operating Revenue	288	100%	362	100%	349	100%	-20%	-17%
Domestic Sales	158	55%	211	58%	187	54%	-25%	-16%
Export Sales	130	45%	151	42%	162	46%	-14%	-20%
Operating Cost and Expenses	(256)	-89%	(319)	-88%	(328)	-94%	-20%	-22%
Cost of sales	(204)	-71%	(259)	-72%	(246)	-70%	-21%	-17%
Selling and marketing	(29)	-10%	(35)	-10%	(36)	-10%	-17%	-19%
General and administrative	(19)	-7%	(19)	-5%	(20)	-6%	0%	-5%
Other operating (expenses) income, net	(4)	-1%	(6)	-2%	(26)	-7%	-33%	-85%
Operating Profit	32	11%	43	12%	21	6%	-26%	52%
Non-operating income (expense)	(393)	-136%	(353)	-98%	131	37%	11%	-301%
Financial income	28	10%	22	6%	148	42%	27%	-81%
Financial expense	(39)	-14%	(32)	-9%	(46)	-13%	22%	-15%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	(382)	-133%	(343)	-95%	30	8%	nm	nm
Income (loss) before taxes and equity income (loss) of investees	(361)	-125%	(310)	-86%	152	43%	16%	-338%
Income tax expense	123	43%	101	28%	(2)	-1%	22%	-6250%
Income (loss) before equity income (loss) of investees	(238)	-83%	(209)	-58%	150	43%	14%	-259%
Equity income (loss) affiliates	(109)	-38%	(58)	-16%	15	4%	88%	-827%
Net Income (Loss)	(347)	-120%	(267)	-74%	166	47%	30%	-310%
Depreciation and depletion	43	15%	43	12%	36	10%	0%	19%
EBITDA adjusted	77	27%	87	24%	77	22%	-11%	0%
EBITDA consolidated (inc. 50% of Conpacel)	80	28%	99	27%	99	28%	-19%	-19%

	INCOME STATEMENT
			US$ Million
	2008		2007
	US$	AV%	US$	AV%
Net Operating Revenue	1.366	100%	1.333	100%
Domestic Sales	721	53%	709	53%
Export Sales	645	47%	624	47%
Operating Cost and expenses	(1.166)	-85%	(146)	-11%
Cost of sales	(934)	-68%	(887)	-67%
Selling and marketing	(143)	-10%	(138)	-10%
General and administrative	(72)	-5%	(64)	-5%
Other operating (expenses) income, net	(17)	-1%	943	71%
Operating Profit	201	15%	1.186	89%
Non-operating income (expense)	(672)	-49%	305	23%
Financial income	149	11%	236	18%
Financial expense	(227)	-17%	(145)	-11%
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	(593)	-43%	215	16%
Income (loss) before taxes and equity income (loss) of investees	(470)	-34%	1.491	112%
Income tax expense	198	14%	(384)	-29%
Income (loss) before equity income (loss) of investees	(272)	-20%	1.108	83%
Equity income (loss) affiliates	(132)	-10%	113	8%
Net Income (Loss)	(404)	-30%	1.221	92%
Depreciation and depletion	170	12%	143	11%
EBITDA	371	27%	373	28%
EBITDA consolidated ( inc. 50% of Conpacel)*	421	31%	436	33%

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4Q08 PRESS RELEASE

Annex III
BALANCE SHEET
			US$ million
ASSETS	DEC/08	SEP/08	DEC/07
CURRENT ASSETS	815	978	1.202
Cash and Cash Equivalents	280	464	565
Available for sale securities	0	0	176
Trading	43	0	0
Trade Accounts Receivables, net	151	146	165
Inventories	193	222	186
Deferred income tax	43	38	5
Recoverable taxes	73	78	71
Other	32	30	34
Investment in affiliates, including goodwill	289	428	1.009
Property, Plant and Equipment - Net	3.866	4.453	3.916
Other Assets	260	289	278
Recoverable taxes	105	92	68
Accounts receivable for investiment sold	10	26	34
Judicial Deposits	130	159	158
Advance to suppliers	7	9	10
Other	8	3	8
TOTAL ASSETS	5.230	6.148	6.405

LIABILITIES	DEC/08	SEP/08	DEC/07
CURRENT LIABILITIES	1.152	961	756
Trade payables	65	79	139
Short-term debt	438	312	211
Current portion of long-term debt	490	420	156
Unrealized loss from currency interest rate swaps	96	79	5
Payroll, profit sharing and related charges	23	28	23
Taxes on income and other taxes	5	29	34
Interest attributable to capital payable	0	5	170
Other	35	9	18
LONG TERM LIABILITIES	1.553	1.762	1.766
Long-term debt	1.159	1.139	1.197
Unrealized losses from foreign currency and interest rate swaps	3	0	0
Deferred income tax, net	204	399	349
Accrued liabilities for legal proceedings	161	198	197
Post-retirement benefits	26	26	23
SHAREHOLDERS' EQUITY	2.525	3.425	3.883
Preferred shares, no par value, 280,000,000 shares authorized, 95,658,964 shares issued and outstanding	953	953	953
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1.053	1.053	1.053
Additional paid-in capital	35	(5)	35
Treasury shares, at cost 2008- 0 preferred shares (2007 - 28,900 preferred shares)	0	0	(1)
Appropriated retained earnings	110	110	110
Unappropriated retained earnings	1.215	1.602	1.711
Cumulative translation adjustment	(847)	(291)	19
Defined contribution plan	6	3	3
TOTAL LIABILITIES	5.230	6.148	6.405

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4Q08 PRESS RELEASE

Annex IV
CASH FLOW STATEMENT
US$ Million
	4nd QTR 08	3rd QTR 08	4th QTR 07	FY08	FY07
CASH FLOW FROM OPERATING ACTIVITIES

NET INCOME (LOSS)	(347)	(267)	166	(405)	1.221

Adjustments to reconcile net income to cash provided by operating activities :

Gain on exchange of assets net of deferred tax of (US$ 338)	0	0	0	0	(651)

Foreign exchange and unrealized (gains) losses on swaps, net	383	343	(30)	593	(214)

Equity loss/(income) in earnings of affiliates	108	58	(15)	132	(113)

Interest attributable to capital and dividends received	0	5	4	27	23

Deferred income tax	(108)	(104)	1	(200)	21

Depreciation and depletion	34	43	36	160	143

Loss on disposal of property, plant and equipment	4	12	2	21	10

Gain on sale of investments	0	0	19	0	(65)

Other	0	0	0	88	23

(Decrease) Increase in assets:

Trade accounts receivable	(5)	25	10	14	36

Inventories	29	12	9	(7)	13

Other assets	31	35	(19)	18	(95)

Increase ( Decrease) in Liabilities	8	(71)	8	(53)	(19)

Net cash provided by operating activities	137	91	191	388	333

CASH FLOWS FROM INVESTING ACTIVITIES

Available for sales securities	0	115	61	186	255

Sale of an interest in affiliate, including write-off of goodwill	0	42	38	42	93

Acquisition of PP&E	(307)	(153)	(236)	(692)	(477)

Effect on cash and cash equivalent of exchange assets				0	(16)

Net cash provided (used) in investing activities	(307)	4	(137)	(464)	(145)

CASH FLOWS FROM FINANCING ACTIVITIES

Short term debt	184	(52)	(110)	460	(87)

Long term debt - Related parties	4	(5)	(22)	(17)	110

Sales ( acquisition) of treasury shares	0	0	0	(182)	0

Dividends Paid	0	0	0	(188)	(136)

Net cash provided by (used in) financing activities	188	(57)	(132)	73	(113)

Effect of exchange rate changes on cash and cash equivalents	(202)	(40)	41	(282)	85

Net increase (decrease) in cash and cash equivalents	(184)	(2)	(37)	(285)	160

Cash and cash equivalents at beginning of period	464	466	602	565	405

Cash and cash equivalent at end of period	280	464	565	280	565

***

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